                                                       RULE NO. 424(b)(5)
                                                       REGISTRATION NO. 33-61559

PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS DATED SEPTEMBER 1, 1995)

                                    [LOGO]

                                  $500,000,000

                           MERRILL LYNCH & CO., INC.

                         6% NOTES DUE JANUARY 15, 2001

                               ----------------

  Interest on the Notes is payable semiannually on January 15 and July 15 of each year (each an "Interest Payment Date"), commencing July 15, 1996. The Notes are not subject to redemption by Merrill Lynch & Co., Inc. (the "Company") prior to maturity.

  Ownership of the Notes will be maintained in book-entry form by or through the Depository (as hereinafter defined). Interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Beneficial owners of the Notes will not have the right to receive physical certificates evidencing their ownership except under the limited circumstances described herein. Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depository's Same-Day Funds Settlement System and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest on the Notes will be made by the Company in immediately available funds so long as the Notes are maintained in book-entry form. Beneficial interests in the Notes may be acquired, or subsequently transferred, only in denominations of $1,000 and integral multiples thereof.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
    PASSED UPON THE ACCURACY  OR ADEQUACY OF  THIS PROSPECTUS SUPPLEMENT  OR
     THE PROSPECTUS.  ANY  REPRESENTATION TO  THE  CONTRARY IS  A  CRIMINAL
      OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       PRICE TO   UNDERWRITING    PROCEEDS TO
                                      PUBLIC(1)     DISCOUNT   THE COMPANY(1)(2)
--------------------------------------------------------------------------------
Per Note...........................    99.944%        .5%           99.444%
--------------------------------------------------------------------------------
Total..............................  $499,720,000  $2,500,000    $497,220,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from January 17, 1996.
(2) Before deduction of expenses payable by the Company.

                               ----------------

  The Notes are offered by the Underwriter, subject to prior sale, when, as and if issued by the Company and accepted by the Underwriter and subject to certain other conditions. The Underwriter reserves the right to reject orders in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities of the Depository on or about January 17, 1996.

                               ----------------

                              MERRILL LYNCH & CO.

                               ----------------

          The date of this Prospectus Supplement is January 11, 1996.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  The Commissioner of Insurance of the State of North Carolina has not approved or disapproved this offering nor has the Commissioner passed upon the accuracy or adequacy of this Prospectus Supplement or Prospectus.

                              RECENT DEVELOPMENTS

  The following summary of consolidated financial information was derived from, and is qualified in its entirety by reference to, the financial statements, condensed financial statements, and other information and data contained in the Company's Annual Report on Form 10-K for the year ended December 30, 1994, and Quarterly Report on Form 10-Q for the period ended September 29, 1995, as amended by Form 10-Q/A (Amendment No. 1), (the "Quarterly Report"). See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. The condensed consolidated financial statements contained in the Quarterly Report are unaudited; however, in the opinion of management of the Company, all adjustments (consisting only of normal recurring accruals) necessary for a fair statement of the results of operations have been included.

  The Company conducts its business in highly volatile markets. Consequently, the Company's results can be affected by many factors, including general market conditions, the liquidity of secondary markets, the level and volatility of interest rates and currency values, the valuation of securities positions, competitive conditions, and the size, number, and timing of transactions. In periods of unfavorable market activity, profitability can be adversely affected because certain expenses remain relatively fixed. As a result, net earnings and revenues can vary significantly from period to period. Thus, interim results may not necessarily be representative of the full year results of operations.

                                                          NINE MONTHS ENDED
                                                     ---------------------------
                                                     SEPTEMBER 30, SEPTEMBER 29,
INCOME STATEMENT INFORMATION                             1994          1995
(IN THOUSANDS, EXCEPT RATIOS)                        ------------- -------------
Revenues............................................  $13,749,334   $16,220,017
Net revenues(1).....................................  $ 7,531,792   $ 7,652,115
Earnings before income taxes........................  $ 1,474,392   $ 1,328,569
Net earnings........................................  $   855,147   $   810,427
Ratio of earnings to fixed charges(2)...............          1.2           1.2


                                                AT DECEMBER 30, AT SEPTEMBER 29,
BALANCE SHEET INFORMATION                            1994             1995
(IN THOUSANDS)                                  --------------- ----------------
Total assets...................................  $163,749,327     $185,472,687
Long-term borrowings(3)........................  $ 14,863,383     $ 16,156,414
Stockholders' equity...........................  $  5,817,545     $  6,077,346

--------
(1) Net revenues are revenues net of interest expense.
(2) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consists of earnings from continuing operations before income taxes and fixed charges. "Fixed charges" consists of interest costs, amortization of debt expense, preferred stock dividend requirements of majority-owned subsidiaries, and that portion of rentals estimated to be representative of the interest factor.
(3) To finance its diverse activities, the Company and certain of its subsidiaries borrow substantial amounts of short-term funds on a regular basis. Although the amount of short-term borrowings significantly varies with the level of general business activity, on September 29, 1995, $1,476,027,000 of bank loans and $16,048,372,000 of commercial paper were outstanding. In addition, certain of the Company's subsidiaries lend securities and enter into repurchase agreements to obtain financing. At September 29, 1995, cash deposits for securities loaned and securities sold under agreements to repurchase amounted to $4,453,368,000 and $54,274,118,000, respectively. From September 30, 1995 to January 10, 1996, long-term borrowings, net of repayments and repurchases, increased by approximately $1,620,928,000.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 29, 1995

  Financial markets, which were particularly weak during the last half of 1994, improved during 1995 as a result of a steadying U.S. economy, declining interest rates, and heightened investor activity. Net earnings were $810 million for the first nine months of 1995, down 5% from $855 million in the comparable 1994 period, which included record first quarter net earnings of $372 million. Total revenues for the first nine months of 1995 were $16,220 million, up 18% over the 1994 nine-month period. Net revenues in the first nine months of 1995 were $7,652 million, up 2% from the comparable 1994 period due primarily to higher asset management and portfolio service fees, principal transactions revenues, and commissions, partially offset by lower investment banking revenues. Non-interest expenses were $6,324 million, up 4% from the comparable 1994 period.

  Commission revenues were $2,279 million for the first nine months of 1995, up 2% from the comparable 1994 period, due to higher volumes of both listed and over-the-counter securities, partially offset by lower mutual fund and commodities revenues. Mutual fund sales were down from 1994 as most stock and bond mutual funds declined in value after the strong 1994 first quarter, affecting volume through the first quarter of 1995. Sales of mutual funds, however, increased during the 1995 second and third quarters as investors were more active due to improved performance in both the stock and bond markets.

  Interest and dividend revenues were $9,329 million for the first nine months of 1995, up 34% from the comparable 1994 period. Interest expense, which includes dividend expense, increased 38% from the first nine months of 1994 to $8,568 million. Net interest profit increased 3% to $761 million, primarily as a result of higher levels of interest-earning assets relative to interest-bearing liabilities.

  Principal transactions revenues increased 4% from the first nine months of 1994 to $1,953 million. Taxable fixed-income trading revenues increased due, in part, to higher revenues from corporate bonds and preferred stock, non-U.S. government and agencies securities, and high-yield bonds. Trading revenues from mortgage-backed products were negatively affected by reduced market liquidity since the 1994 first quarter, leading to a loss. Net trading results from mortgage-backed products were positive, however, when combined with related net interest profit. Trading revenues in U.S. Government and agencies securities were down from a year ago as lower interest rates reduced volatility. Revenues from interest rate and currency swaps increased from the first nine months of 1994, primarily due to higher trading activity in non-U.S. dollar denominated transactions. In the 1995 third quarter, however, interest rate and currency swaps were down from the comparable 1994 period, due to lower revenues from U.S. dollar denominated transactions. Municipal securities revenues for the nine months were down from 1994 levels as declining interest rates and discussions on tax law changes decreased investor demand. Equities and equity derivatives trading revenues increased, due primarily to improved volumes in the convertible and over-the-counter equities markets, partially offset by lower equity derivatives trading revenues. Foreign exchange and commodities trading revenues decreased, due to lower commodity trading activity, partially offset by increased foreign exchange trading revenues, which resulted from higher customer volume caused by the strengthening of the U.S. dollar versus the Japanese yen and German mark in the third quarter of 1995.

  Investment banking revenues were $938 million, down 7% from the first nine months of 1994, as domestic and global industrywide underwriting volume declined 6% and 8%, respectively, compared to volumes in the first nine months of 1994. Lower underwriting revenues were reported in equities, private placements, and high yield securities, partially offset by increases in corporate debt and preferred stock issuances. In the 1995 third quarter, however, industrywide domestic underwriting volume increased 9% from the 1995 second quarter and 45% from the 1994 third quarter as a result of declining interest rates and stronger equity markets. Strategic services revenues remained strong, benefiting from increased merger and acquisition assignments in various industries.

  Asset management and portfolio service fees rose 7% from the 1994 nine-month period to $1,397 million, principally due to increases in asset management and mutual fund transfer agency fees. Other revenues decreased 10% from the 1994 nine-month period to $325 million, as a result of lower net realized investment gains in the 1995 nine-month period as compared with the 1994 nine-month period.

  Non-interest expenses were $6,324 million, up 4% from the 1994 nine-month period. Compensation and benefits expense, which represented approximately 63% of non-interest expenses, increased 4% from the 1994 nine-month period, due primarily to increases in base salaries. Compensation and benefits expense as a percentage of net revenues was 51.9% in the first nine months of 1995, compared with 50.8% in the year-ago period.

  Occupancy costs were virtually unchanged from the 1994 nine-month period. Other facilities-related costs, which include communications and equipment rental expense and depreciation and amortization expense, rose 10% primarily due to increased usage of market information services, as well as higher depreciation expense from the purchase of technology-related assets over the past year.

  Advertising and marketing development expenses decreased 3% from the 1994 nine-month period primarily due to reduced recognition program and travel costs, partially offset by increases in certain advertising programs. Professional fees increased 18% from the year-ago period, due to higher legal and consulting fees. Brokerage, clearing and exchange fees increased 4% from the 1994 nine-month period as a result of higher volumes. Other expenses increased 2% from the 1994 nine-month period, and included a $26 million charge for the write-off of assets related to a technology contract in the 1995 first quarter.

  Income tax expense totaled $518 million for the first nine months of 1995. The effective tax rate for the first nine months of 1995 was 39%, compared with 42% in the year-ago period. The decrease in the effective tax rate was attributable to lower state income taxes, increases in tax-exempt interest and deductions for dividends received, and expanded international business activities.

  During the 1995 third quarter, Merrill Lynch Investments PLC, a wholly-owned subsidiary of the Company, acquired substantially all of the outstanding shares of Smith New Court PLC ("Smith New Court"), a U.K.-based global securities firm, for approximately $800 million. As a result of the acquisition, the Company recorded approximately $550 million of goodwill, which is being amortized on a straight-line basis over 15 years. The Company's third quarter 1995 results include those of Smith New Court since mid-August 1995, as well as approximately $4 million of goodwill amortization and approximately $7 million of integration costs related to the acquisition.

CERTAIN BALANCE SHEET INFORMATION AS OF SEPTEMBER 29, 1995

  The Company believes that its equity base is adequate relative to the level and composition of its assets and the mix of its business.

  In the normal course of business, the Company underwrites, trades, and holds non-investment grade securities in connection with its investment banking, market-making, and derivative structuring activities. These activities are subject to risks related to the creditworthiness of the issuers of, and the liquidity of the market for, such securities, in addition to the usual risks associated with investing in, financing, underwriting, and trading in investment grade instruments.

  At September 29, 1995, the fair value of long and short non-investment grade trading inventories amounted to $4,725 million and $406 million, respectively, and in the aggregate (i.e. the sum of long and short trading inventories), represented 5.1% of aggregate consolidated trading inventories.

  At September 29, 1995, the carrying value of extensions of credit provided to corporations entering into leveraged transactions aggregated $327 million (excluding unutilized revolving lines of credit and other lending commitments of $92 million), consisting primarily of senior term and subordinated financings to 36 medium-sized corporations. At September 29, 1995, the Company had no bridge loans outstanding. Loans to highly leveraged corporations are carried at unpaid principal balances less a reserve for estimated losses. The allowance for loan losses is estimated based on a review of each loan, and consideration of economic, market, and credit conditions. Direct equity investments made in conjunction with the Company's investment and merchant banking activities aggregated $228 million at September 29, 1995, representing investments in 81 enterprises. Equity investments in privately-held companies for which sale is restricted by government or contractual requirements are carried at the lower of cost or estimated net realizable value. At September 29, 1995, the Company held interests in partnerships, totaling $109 million (recorded on the cost basis), that invest in highly leveraged transactions and non-investment grade securities. At September 29, 1995, the Company also committed to invest an additional $81 million in partnerships that invest in leveraged transactions. As of November 13, 1995, the Company had additional lending commitments for $520 million to non-investment grade counterparties or related to highly leveraged transactions, of which $28 million had been drawn upon.

  The Company's insurance subsidiaries hold non-investment grade securities. Non-investment grade securities were 3.7% of total insurance investments at September 29, 1995. Non-investment grade securities of insurance subsidiaries are classified as available-for-sale and are carried at fair value.

  At September 29, 1995, the largest non-investment grade concentration consisted of government and corporate obligations of a South American sovereign totaling $503 million, of which $456 million represented on-balance-sheet hedges for off-balance-sheet financial instruments. No one industry sector accounted for more than 27% of total non-investment grade positions. At September 29, 1995, the Company held an aggregate carrying value of $310 million in debt and equity securities of issuers in various stages of bankruptcy proceedings or in default, of which 83% resulted from the Company's market-making activities in such securities.

                              DESCRIPTION OF NOTES

GENERAL

  The Notes are to be issued as a series of Senior Debt Securities under the Chemical Indenture, dated as of April 1, 1983, as amended and restated, which is more fully described in the accompanying Prospectus. The Notes will mature on January 15, 2001.

  The Notes will bear interest from January 17, 1996, payable semiannually on January 15 and July 15 of each year (each an "Interest Payment Date"), commencing July 15, 1996, to the persons in whose names the Notes are registered on the preceding January 1 and July 1, respectively.

  The Notes are not subject to redemption by the Company prior to maturity.

  The Notes will be issued in denominations of $1,000 and integral multiples thereof.

DEPOSITORY

  Upon issuance, all Notes will be represented by one or more fully registered global securities (the "Global Notes"). Each such Global Note will be deposited with, or on behalf of, The Depository Trust Company as Depository (the "Depository"), and registered in the name of the Depository or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Note may be transferred except as a whole by the Depository to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor.

  The Depository has advised the Company as follows: The Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depository was created to hold securities of its participants ("Participants") and to facilitate the clearance and settlement of securities transactions among its Participants in such securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. The Depository's Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, including the Underwriter. The Depository is owned by a number of Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

  Purchases of Notes must be made by or through Participants, which will receive a credit on the records of the Depository. The ownership interest of each actual purchaser of each Note (the "Beneficial Owner") is in turn to be recorded on the Participants' or Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depository of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Participant or Indirect Participant through which the Beneficial Owner entered into the transaction. Ownership of beneficial interests in Global Notes will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depository (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons held through Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Global Notes.

  "So long as the Depository, or its nominee, is the registered owner of a Global Note, the Depository or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the Chemical Indenture. Except as provided below, Beneficial Owners of a Global Note will not be entitled to have the Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or Holders thereof under the Chemical Indenture." Accordingly, each Person owning a beneficial interest in a Global Note must rely on the procedures of the Depository and, if such Person is not a Participant, on the procedures of the Participant through which such Person owns its interest, to exercise any rights of a Holder under the Chemical Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or that an owner of a beneficial interest in such a Global Note desires to give or take any action which a Holder is entitled to give or take under the Chemical Indenture, the Depository would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or take such action or would otherwise act upon the instructions of Beneficial Owners. Conveyance of notices and other communications by the Depository to Participants, by Participants to Indirect Participants, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Payment of the principal of, and interest on, Notes registered in the name of the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the Holder of the Global Note or Notes representing such Notes. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests or for supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that the Depository, upon receipt of any payment of principal or interest in respect of a Global Note, will credit the accounts of the Participants with payments in amounts proportionate to their respective holdings in principal amount of beneficial interest in such Global Note as shown on the record of the Depository. The Company also expects that payments by Participants to Beneficial Owners will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants.

  If (x) the Depository is at any time unwilling or unable to continue as Depository and a successor depository is not appointed by the Company within 60 days, or (y) the Company executes and delivers to the Trustee a Company Order to the effect that the Global Notes shall be exchangeable, or (z) an Event of Default has occurred and is continuing with respect to the Notes, the Global Note or Notes will be exchangeable for Notes in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples thereof. Such definitive Notes shall be registered in such name or names as the Depository shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depository from Participants with respect to ownership of beneficial interests in Global Notes.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made by the Underwriter in immediately available funds. All payments of principal and interest on the Notes will be made by the Company in immediately available funds so long as the Notes are maintained in book-entry form.

  Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in the Depository's Same-Day Funds Settlement System and secondary trading activity in the Notes will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

  Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter") has agreed, subject to the terms and conditions of the Underwriting Agreement and a Terms Agreement, to purchase from the Company $500,000,000 principal amount of the Notes. The Underwriter is committed to purchase all of the Notes if any of the Notes are purchased.

  The Underwriter has advised the Company that it proposes initially to offer the Notes directly to the public at the offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .3% of the principal amount of the Notes. The Underwriter may allow and such dealers may reallow a discount not in excess of
 .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The underwriting of the Notes will conform to the requirements set forth in the applicable sections of Schedule E to the By-Laws of the National Association of Securities Dealers, Inc.

                               VALIDITY OF NOTES

  The validity of the Notes will be passed upon for the Company and for the Underwriter by Brown & Wood, New York, New York.

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 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Recent Developments........................................................ S-3
Description of Notes....................................................... S-6
Underwriting............................................................... S-8
Validity of Notes.......................................................... S-8

                                  PROSPECTUS
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
Merrill Lynch & Co., Inc. .................................................   3
Use of Proceeds............................................................   3
Summary Financial Information..............................................   4
Description of Debt Securities.............................................   8
Description of Debt Warrants...............................................  12
Description of Currency Warrants...........................................  13
Description of Index Warrants..............................................  14
Plan of Distribution.......................................................  19
Experts....................................................................  20

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                                    [LOGO]

                                 $500,000,000

                           MERRILL LYNCH & CO., INC.

                                 6% NOTES DUE
                               JANUARY 15, 2001

                               ----------------

                             PROSPECTUS SUPPLEMENT

                               ----------------

                              MERRILL LYNCH & CO.

                               JANUARY 11, 1996

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